

Mail Stop 3720

July 13, 2017

Neal Holtz
Chief Executive Officer
GreenMo, Inc.
6930 Carroll Avenue Suite 432
Takoma Park, MD 20912

>   **Re: GreenMo, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed July 6, 2017**
>   **File No. 024-10698**

Dear Mr. Holtz:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2017 letter.

Part I—Notification

Item 3. Application of Rule 262

1.   We note your response to comment 1 and revised disclosure on page 22, which suggest you do not have to provide disclosure of matters that would have triggered disqualification under Rule 262(a)(3) and (5) but for the fact that they occurred before June 19, 2015. If so, please uncheck the box in Part I in your next amendment.

Part II—Information Contained in Offering Circular

Description of Business, page 16

2.   Please discuss the material license, supply and manufacturing agreements that are required for you to develop and manufacture your customized Android smartphone. For example:

-   Disclose whether you are required to obtain a license to use the Android operating system in the phone you are planning to develop, and if so, state whether you have obtained or are in the process of obtaining this license.

-   Disclose whether you have identified a manufacturing source for the chips you plan to use for your smartphone and, if so, disclose the terms of the manufacturing agreement.

Signatures

3.   Please ensure that you provide updated signatures with each amendment to the offering statement.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications